4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001159759
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  PARK PLACE ENTERTAINMENT CORPORATION
  0001070794
  <IRS-NUMBER>88-0400631
</SUBJECT-COMPANY>
<PERIOD>01/15/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BARR, WALLACE R.
   3930 HOWARD HUGHES PARKWAY


   LAS VEGAS, NEVADA  89109
2. Issuer Name and Ticker or Trading Symbol
   PARK PLACE ENTERTAINMENT CORPORATION (PPE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/15/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and Chief Executive
   Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     29,401         D  Direct
Common Stock SRU                              01/15/03    A        635,000 (1)   A  $7.85000     755,000        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.39000                                                                                10/29/11
(right to buy)
Non-Qualified Stock Option     $6.50000                                                                                01/15/09
(right to buy)
Non-Qualified Stock Option     $7.85000        01/15/03       A         1,450,000                         (2)          01/15/13
(right to buy)
Non-Qualified Stock Option     $9.11363                                                                                03/13/07
(right to buy)
Non-Qualified Stock Option     $11.22726                                                                               01/21/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   128,000                   128,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   500,000                   500,000       D   Direct
(right to buy)
Non-Qualified Stock Option     01/15/03  Common Stock                   1,450,000                 1,450,000     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   32,000                    32,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Represents Supplemental Retention Rights ("Right") granted under the Company's Supplemental Retention Plan ("SRP").  The Rights vest
 20 percent on each of the 1st and 2nd anniversary of the date the Rights were granted and 30 percent on each of the 3rd and 4th ann iversaries of the date the Rights were granted.  The Rights are payable in shares of Park Place's common stock, on a one-for-one bas is, upon the grantee's retirement, or the grantee may make a one-time election upon the grantee attaining retirement eligibility (ag
e 65 or age plus years of service equal to 55) to have an "in service" distribution while still employed by Park Place of up to 50 p ercent of the vested Rights.  The SRP also provides for an adjustment in the number of Rights in a participant's account based upon dividends and distributions paid by Park Place on the underlying shares of common stock from the date of grant.
(2)
The option vests in four equal annual installments from the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ BARR, WALLACE R.
DATE 01/15/03